UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported)

February 10, 2021

Slack Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38926	26-4400325
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Howard Street

San Francisco, California 94105

(Address of principal executive offices) (Zip Code)

(415) 630-7943

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	WORK	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

As previously announced, on December 1, 2020, Slack Technologies, Inc. (“Slack” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with salesforce.com, inc. (“Salesforce”), Skyline Strategies I Inc., a Delaware corporation and a wholly owned subsidiary of Salesforce (“Merger Sub I”), and Skyline Strategies II LLC, a Delaware limited liability company and a wholly owned subsidiary of Salesforce (“Merger Sub II”). The Merger Agreement provides for the merger of Merger Sub I with and into Slack, with Slack continuing as the surviving corporation (the “Surviving Corporation”) and a direct, wholly owned subsidiary of Salesforce (the “First Merger”), immediately followed by a second merger of the Surviving Corporation into either Merger Sub II or Salesforce, with either Merger Sub II or Salesforce continuing as the surviving company (the “Second Merger” and together with the First Merger, the “Mergers”).

On February 10, 2021, in connection with the Mergers, Slack Technologies, Inc. (the “Company”) and U.S. Bank National Association, as trustee (the “Trustee”), entered into a first supplemental indenture, dated as of February 10, 2021 (the “Supplemental Indenture”) to the Indenture, dated April 9, 2020 (the “Indenture”), governing the Company’s 0.50% Convertible Senior Notes due 2025 (the “Notes”) pursuant to Salesforce’s solicitation of consents (the “Consent Solicitation”) with respect to certain amendments (the “Amendments”) to the Indenture. On February 10, 2021, Salesforce received valid (and not validly revoked) consents to the Amendments from eligible holders as of the relevant record date in respect of a majority of the aggregate principal amount of the Notes then outstanding, determined in accordance with the Indenture. The Amendments modify the merger covenant with respect to the Notes to remove the requirement that the successor in any merger of the Company with or into another person be a corporation and to make certain other conforming changes.

The Supplemental Indenture became effective upon execution thereof, but the Amendments will become operative only upon the closing of the First Merger and payment of the applicable consent fee.

The foregoing description of the Supplemental Indenture is a summary and is qualified in its entirety by reference to the Supplemental Indenture, a copy of which is attached hereto as Exhibit 4.1 and is incorporated by reference into this Item 1.01.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits

The following exhibits are filed as part of this report:

Exhibit	Description

4.1	First Supplemental Indenture, dated February 10, 2021, between Slack Technologies, Inc. and U.S. Bank National Association, as trustee.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SLACK TECHNOLOGIES, INC.

Date: February 11, 2021	By:	/s/ Allen Shim
Allen Shim
Chief Financial Officer

Exhibit 4.1

FIRST SUPPLEMENTAL INDENTURE

THIS FIRST SUPPLEMENTAL INDENTURE, dated as of February 10, 2021 (this “Supplemental Indenture”), is by and among Slack Technologies, Inc., a Delaware corporation (the “Company”), and U.S. Bank National Association, as trustee (the “Trustee”).

WITNESSETH

WHEREAS, the Company and the Trustee have previously executed and delivered that certain Indenture, dated as of April 9, 2020 (the “Indenture”), providing for the issuance of the Company’s 0.50% Convertible Senior Notes due 2025 (the “Notes”);

WHEREAS, on December 1, 2020, salesforce.com, inc., a Delaware corporation (“Salesforce”), Skyline Strategies I Inc., a Delaware corporation and a wholly owned subsidiary of Salesforce (“Merger Sub I”), Skyline Strategies II LLC, a Delaware limited liability company and a wholly owned subsidiary of Salesforce (“Merger Sub II”), and the Company executed an Agreement and Plan of Merger providing for the merger of Merger Sub I with and into the Company, with the Company continuing as the surviving corporation (the “First Merger”), immediately followed by a second merger of the Company, as the surviving corporation in the First Merger, into either Merger Sub II or Salesforce, with either Merger Sub II or Salesforce continuing as the surviving company, as applicable (the “Second Merger” and together with the First Merger, the “Mergers”);

WHEREAS, upon completion of the Mergers, the Company will have been merged into a wholly owned subsidiary of Salesforce (unless the Company, as the surviving corporation in the First Merger, merges into Salesforce in the Second Merger);

WHEREAS, in connection with the Mergers, Salesforce issued a Consent Solicitation Statement, dated January 26, 2021, as amended and supplemented on February 2, 2021 and February 8, 2021 (the “Consent Solicitation Statement”), pursuant to which Salesforce (on behalf of the Company) has solicited (the “Consent Solicitation”) the consent of Holders of the Notes to certain amendments to the Indenture as set forth in Article I hereof (the “Amendments”);

WHEREAS, Section 10.02 of the Indenture provides that, with the consent (evidenced as provided in Article 8 of the Indenture) of the Holders of at least a majority of the aggregate principal amount of the Notes then outstanding (determined in accordance with Article 8 of the Indenture) (the “Requisite Consents”), the Company and the Trustee may enter into an indenture or indentures supplemental to the Indenture for the purposes specified therein;

WHEREAS, the Company desires to amend certain provisions of the Indenture and the Notes, as set forth in Article I of this Supplemental Indenture

WHEREAS, in accordance with the Consent Solicitation, as of 5:00 p.m. New York City time on February 10, 2021, Requisite Consents to the Amendments have been validly delivered and not validly revoked by Holders in accordance with the terms of the Consent Solicitation Statement and the Company has filed with the Trustee evidence of such Requisite Consents; and

WHEREAS, the Company hereby requests that the Trustee join with the Company in the execution of this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

ARTICLE I

AMENDMENT OF INDENTURE

Section 1.1    Amendments to the Indenture.

The Indenture shall be amended as set forth in this Section 1.1. Text that shall be added to the Indenture is double underlined and text shall be eliminated from the Indenture is ~~stricken through~~.

(a)    Section 4.05 of the Indenture (Existence) shall be amended and restated in full as follows:

Subject to Article 11, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect its ~~corporate~~ existence.

(b)    Clause (a) of Section 11.01 of the Indenture (Consolidation, Merger, Sale, Conveyance and Lease) shall be amended and restated in full as follows:

(a) the resulting, surviving or transferee Person (the “Successor Company”), if not the Company, shall be (i) a corporation or (ii) a limited liability company or limited partnership, in each case organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, provided that in the case of clause (ii), (x) unless such limited liability company or limited partnership is treated as (A) a corporation or (B) an entity disregarded as separate from a corporation, in each case, for U.S. federal income tax purposes, the Company will have received an opinion of a nationally recognized tax counsel to the effect that such transaction or series of related transactions will not be treated as an exchange under Section 1001 of the United States Internal Revenue Code of 1986, as amended, for holders of the Notes and (y) such limited liability company or limited partnership shall be a direct or indirect, Wholly Owned Subsidiary of a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and immediately after giving effect to such transaction, the Reference Property shall consist of common stock of such corporation and/or cash, and in the case of each of clause (i) and (ii) the Successor Company (if not the Company) shall expressly assume, by supplemental indenture all of the obligations of the Company under the Notes and this Indenture; and

(c)    Section 12.01 of the Indenture (Indenture and Notes Solely Corporation Obligations) shall be amended and restated in full as follows:

Indenture and Notes ~~Solely Corporate~~ Obligations. No recourse for the payment of the principal of or accrued and unpaid interest on any Note, nor for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in this Indenture or in any supplemental indenture or in any Note, nor because of the creation of any indebtedness represented thereby, shall be had against any incorporator, stockholder, employee, agent, Officer or director or Subsidiary, as such, past, present or future, of the Company or of any successor ~~corporation~~person, either directly or through the Company or any successor ~~corporation~~person, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of the Notes.

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ARTICLE II

MISCELLANEOUS

Section 2.1    Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture and the rules of construction contained in the Indenture will apply equally to this Supplemental Indenture.

Section 2.2    Effect of Supplemental Indenture. This Supplemental Indenture is a supplemental indenture within the meaning of the Indenture. The provisions of this Supplemental Indenture are intended with respect to the Notes to supplement those of the Indenture as in effect immediately prior to the execution and delivery hereof. The Indenture shall remain in full force and effect except to the extent that the provisions of the Indenture are expressly modified by the terms of this Supplemental Indenture with respect to the Notes. The Indenture, as supplemented and amended by this Supplemental Indenture, is in all respects ratified, confirmed and approved and the Indenture, as supplemented and amended by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

Section 2.3    Governing Law. THIS SUPPLEMENTAL INDENTURE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS SUPPLEMENTAL INDENTURE, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 2.4    Counterpart Originals. This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile, PDF or other electronic transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile, PDF or other electronic transmission (including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) shall constitute effective execution and delivery of this Supplemental Indenture as to the other parties hereto shall be deemed to be their original signatures for all purposes.

Section 2.5    Effectiveness. This Supplemental Indenture shall become effective and binding on the Company, the Trustee and every Holder of the Notes heretofore or hereafter authenticated and delivered under the Indenture upon the execution and delivery by the parties hereto of this Supplemental Indenture; provided, however, that the Amendments shall become operative only upon completion of the First Merger and payment of the Consent Fee (as defined in the Consent Solicitation Statement) to The Depository Trust Company in accordance with the procedures set forth in the Consent Solicitation Statement.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ Donald T. Hurrelbrink
Name:	Donald T. Hurrelbrink
Title:	Vice President

SLACK TECHNOLOGIES, INC.

By:	/s/ Allen Shim
Name:	Allen Shim
Title:	CFO

[Signature Page to First Supplemental Indenture]